SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

Cash	$	5,209,461
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		3,598,936
Net trade date receivable		17,100,317
Marketable securities owned, at fair value		50,945,099
Due from affiliates		1,756,487
Due from related parties		1,285,885
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,140,657		1,575,196
Other assets		1,837,157
Deferred income taxes		152,600
Total Assets	$	83,961,138

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	26,503,394
Accrued expenses and other liabilities		19,522,904
Due to clearing agent		7,418,938
Subordinated loan		5,000,000
Payables to brokers, dealers and counterparties		1,612,690
Income taxes payable		85,757
Due to affiliate		3,860
Total Liabilities		60,147,543
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		3,727,975
Retained earnings		20,083,202
Total Stockholder's Equity		23,813,595
	$	83,961,138

See notes to financial statements.